Exhibit 15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-201716) of Kenon Holdings Ltd. of our report dated March 29, 2018, appearing in the annual report on Form 20-F of Kenon Holdings Ltd. for the year ended December 31, 2019, relating to the Combined Financial Statements of Distribuidora de Electricidad de Occidente, S.A. ("DEOCSA") and Distribudora de Electricidad de Oriente S.A. ("DEORSA") for the year ended December 31, 2017 (such Combined Financial Statements are not separately presented in Kenon Holdings Ltd's annual report on Form 20-F), which report expresses an unqualified opinion and includes an explanatory paragraph referring to the recoverability of a tax receivable derived from the claim with the Guatemalan Tax Authority (Superintendencia de Administración Tributaria).

/s/ Deloitte, Inc.

April 29, 2020
Panama, Republic of Panama